EXHIBIT 99.1

NewsRelease

TransCanada Awarded Contract to Build US$550 Million Natural Gas
Tula - Villa de Reyes Pipeline in Mexico

MEXICO CITY, Mexico and CALGARY, Alberta, Canada - April 11, 2016 - News Release -TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced that it has been chosen to build, own and operate the Tula - Villa de Reyes pipeline in Mexico. Construction of the pipeline is supported by a 25-year natural gas transportation service contract for 886 million cubic feet a day with the Comisión Federal de Electricidad (CFE), Mexico’s state-owned power company.

"The Tula - Villa de Reyes Pipeline complements our existing pipeline network in Mexico and furthers our strategy of owning and operating highly contracted and regulated assets that generate stable and predictable earnings and cash flow streams,” said Russ Girling, TransCanada’s president and chief executive officer.

TransCanada expects to invest approximately US$550 million in the 36-inch diameter, 420-kilometre (261-mile) pipeline and anticipates an in-service date of early 2018. The pipeline will begin in Tula in the state of Hidalgo, and terminate in Villa de Reyes, in the state of San Luis Potosí, transporting natural gas to power generation facilities in the Central region of the country. The project will interconnect with TransCanada’s Tamazunchale and Tuxpan - Tula pipelines as well as with other transporters in the region.

The Tula - Villa de Reyes Pipeline is the most recent addition to TransCanada’s expanding portfolio in Mexico. TransCanada was awarded the Tuxpan - Tula pipeline in November 2015. By 2018, TransCanada will be operating six major natural gas pipeline systems in Mexico representing an overall investment of approximately US$3.6 billion.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 67,000 kilometres (42,000 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with 368 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,400 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada’s Common Shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit transcanadamexico.com or connect with us on social media.

FORWARD-LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information

EXHIBIT 99.1

on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated February 11, 2016 and 2015 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Enquiries:
Mark Cooper / Terry Cunha / Juan Carlos Hernandez
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta / Stuart Kampel
403.920.7911 or 800.361.6522